EXHIBIT 21.1

Zuora, Inc.
List of Subsidiaries

Legal Entity Name	Jurisdiction of Incorporation
Zuora Australia Pty Limited	Australia
Beijing Zu Rui	China
Zuora UK Limited	England & Wales
Zuora Germany GmbH	Germany
Zuora India Private Limited	India
Zuora Italia S.r.l	Italy
Zuora Japan KK	Japan
Zuora Sweden AB	Sweden
Leeyo Software, Inc.	Delaware, U.S.A.
Zuora Services, LLC	Delaware, U.S.A.